Pinnacle Entertainment, Inc.                                        Exhibit 12.1
                                                                            ----
Ratio of Earnings To Fixed Charges
$ in thousands

                                                                                                               Three months ended
                                                                  Years ended December 31,                          March 31,
                                                   --------------------------------------------------------   --------------------
                                                     1997        1998        1999        2000        2001        2001        2002
                                                   --------    --------    --------    --------    --------   ---------    -------
Earnings:
      Pre-tax income (loss)                        $ 14,520    $ 21,611    $ 84,973    $131,888    $(50,555)   $ (3,314)   $(3,591)
      Add fixed charges                               8,094      26,751      69,531      64,111      53,675      13,310     13,532
      Less capitalized interest                        (425)     (2,142)     (1,359)     (8,148)       (481)       (226)       (47)
                                                   --------    --------    --------    --------    --------    --------    -------
          Total earnings                           $ 22,189    $ 46,220    $153,145    $187,851    $  2,639    $  9,770    $ 9,894
                                                   ========    ========    ========    ========    ========    ========    =======

Fixed charges:

      Interest expense - inclusive of the
        amortization of debt issuance costs        $  7,302    $ 22,518    $ 64,573    $ 52,620    $ 49,853    $ 12,307    $12,633
      Capitalized interest                              425       2,142       1,359       8,148         481         226         47
      Estimated interest portion in rent expense        367       2,091       3,599       3,343       3,341         777        852
                                                   --------    --------    --------    --------    --------    --------    -------
        Total fixed charges                        $  8,094    $ 26,751    $ 69,531    $ 64,111    $ 53,675    $ 13,310    $13,532

      Dividend on convertible preferred stock      $  1,520         $ -         $ -         $ -         $ -         $ -        $ -
                                                   --------    --------    --------    --------    --------    --------    -------
          Total fixed charges and preferred
            stock dividend                         $  9,614    $ 26,751    $ 69,531    $ 64,111    $ 53,675    $ 13,310    $13,532
                                                   ========    ========    ========    ========    ========    ========    =======

Ratio of earnings to fixed charges (1)                 2.74 x      1.73 x      2.20 x      2.93 x       .05 x       .73 x      .73 x

Ratio of earnings to combined fixed charges and
      preferred dividend (2)                           2.31 x      1.73 x      2.20 x      2.93 x       .05 x       .73 x      .73 x
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(1) In computing the ratio of earnings to fixed charges: (1) earnings were calculated from income from continuing operations, before income taxes, and fixed charges, and excluding capitalized interest; and (2) fixed chagrges were computed from interest expense, amortization of debt issuance costs, capitalized interest, and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $51 million for the year ended December
31, 2001 and $3.5 million and $3.6 million for the three months ended March 31,
2001 and 2002, respectively.

(2) The ratio of earnings to combined fixed charges and preferred dividend is computed similar to (a) except for the preferred dividend paid in 1997.